================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended MARCH 31, 2001

                                       OR

| |  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ___________________ to ___________________


                       Commission File Number: 001-13889

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      MacDermid Equipment, Inc. 401K Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           MacDermid, Incorporated
           245 Freight Street
           Waterbury, CT 06702-0671

================================================================================

                              REQUIRED INFORMATION

       In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.


                                    EXHIBITS

23.1   Consent of KPMG LLP

                       MACDERMID EQUIPMENT, INC. 401K PLAN

                 Financial Statements and Supplemental Schedule

                             March 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                          MACDERMID EQUIPMENT 401K PLAN


                                TABLE OF CONTENTS

                                                                                                                  PAGE
Independent Auditors' Report                                                                                        1

Statements of Net Assets Available for Plan Benefits                                                                2

Statements of Changes in Net Assets Available for Plan Benefits                                                     3

Notes to Financial Statements                                                                                       4


Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                      9

Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor Regulations have not been included herein as the information is not applicable.

                          INDEPENDENT AUDITORS' REPORT


Plan Administration Committee
MacDermid Equipment, Inc. 401K Plan:


We have audited the accompanying statements of net assets available for plan benefits of MacDermid Equipment, Inc. 401K Plan as of March 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of MacDermid Equipment, Inc. 401K Plan as of March 31, 2001 and 2000 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Hartford, Connecticut
June 22, 2001

                       MACDERMID EQUIPMENT, INC. 401K PLAN

              Statements of Net Assets Available for Plan Benefits

                             March 31, 2001 and 2000

                     ASSETS                           2001               2000
                                                     ------             ------
Assets:
  Investments, at fair value (note 5):
    MacDermid Company Stock Fund                   $   287,924            242,545
    Other investments                                1,177,581          1,403,137
                                                   -----------          ---------
      Total investments                              1,465,505          1,645,682

    Cash                                                25,574               --
                                                   -----------          ---------
      Total assets                                   1,491,079          1,645,682
                                                   -----------          ---------
Liabilities:
  Due to trustee (note 8)                              (10,944)              --
                                                   -----------          ---------
      Total liabilities                                (10,944)              --
                                                   -----------          ---------
      Net assets available for plan benefits       $ 1,480,135          1,645,682
                                                   ===========          =========

See accompanying notes to financial statements.

                      MACDERMID EQUIPMENT, INC. 401K PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                      Years ended March 31, 2001 and 2000

                                                                                 2001                2000
                                                                                ------              ------
Investment income:
  Dividend and interest income on securities                                  $    86,230             78,023
  Interest on participant loans                                                     7,227              6,350
  Net appreciation (depreciation) in fair value of investments (note 6)          (315,058)            24,940
                                                                              -----------          ---------
    Total investment income (loss)                                               (221,601)           109,313

Contributions:
  Employer                                                                         95,258             51,247
  Employee                                                                        175,799            197,842
  Rollover                                                                            918             55,972
                                                                              -----------          ---------
    Total additions                                                                50,374            414,374
                                                                              -----------          ---------
Distributions to participants                                                    (203,707)          (297,026)
Other, net                                                                        (12,214)            (1,950)
                                                                              -----------          ---------
    Total deductions                                                             (215,921)          (298,976)
                                                                              -----------          ---------
Net increase (decrease)                                                          (165,547)           115,398

Net assets available for plan benefits, beginning of year                       1,645,682          1,530,284
                                                                              -----------          ---------
Net assets available for plan benefits, end of year                           $ 1,480,135          1,645,682
                                                                              ===========          =========

See accompanying notes to financial statements.

                       MACDERMID EQUIPMENT, INC. 401K PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) BASIS OF PRESENTATION

         The MacDermid Equipment, Inc. (the Company) 401K Plan (the Plan) is a defined contribution plan that was established as of January 1, 1989 under the name of the Hollmuller America, Inc. 401(k) Plan. MacDermid, Inc. had owned 50% of Hollmuller America, Inc. During 1995, MacDermid, Inc. purchased the remaining 50% of Hollmuller America, Inc., and the name of the Plan was changed to the MacDermid Equipment, Inc. 401K Plan.

         The accompanying financial statements have been prepared on an accrual basis. Current values of investments are determined using quoted market prices and current yields. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis.

     (b) TRUST FUND

         Prudential Investments was the Trustee of the Plan through December 31, 2000. Effective January 1, 2001, First Union National Bank is the Trustee of the Plan. The assets of the Plan were transferred in January 2001. Under the terms of a trust agreement between the Trustee and the Plan, the Trustee manages a trust fund on behalf of the Plan. The Plan Trustee has discretionary authority concerning purchases and sales of investments in the trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee as having been determined through the use of current values for all assets and liabilities.

     (c) USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (d) PAYMENT OF BENEFITS

         Benefits are recorded when paid.

(2)  PLAN PROVISIONS

     Under the terms of the Plan, an employee is eligible to become a participant in the Plan (for the purpose of making employee contributions) upon the completion of 30 days of employment and reaching the age of 18. For the purpose of receiving Company contributions, an employee is eligible after completing at least 1,000 hours of employment with the Company during the current Plan year and if they are a participant on the last day of the Plan year.

                                       4                             (Continued)

                       MACDERMID EQUIPMENT, INC. 401K PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000

     An employee may make voluntary pre-tax contributions to the Plan totaling from 1% to 15% of the employee's gross pay, subject to IRS limitations. Contributions toward Company stock (up to 6%) are matched by the Company $0.50 per dollar, to a maximum of 3% of employees' gross pay. Each participant shall direct (to funds) 100% of their contributions.

     The Company may make profit-sharing contributions to the Plan. This is a discretionary contribution determined by the Board of Directors. Profit-sharing contributions were $42,822 and $0 for the years ended March 31, 2001 and 2000, respectively.

     Employees vest immediately in their contributions. Full vesting with respect to the Company's contribution requires five years of credited service, except that full vesting will apply when an employee attains age 55, dies or becomes totally disabled. Any forfeited amounts related to the maximum additional 3% of compensation allocated to the MacDermid Company Stock Fund are allocated on a pro rata basis to Plan participants with at least one year of participation in the Plan based on eligible compensation.

     Distribution of participants' accounts upon separation shall be paid in (a) a lump sum, or (b) equal installments.

     The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, modify or terminate the Plan at any time. If it is necessary to discontinue the Plan, the assets in the trust fund will be used to provide benefits in accordance with the provisions of the Plan document.

(3)  FEDERAL INCOME TAXES

     The Plan has received a tax determination letter from the Internal Revenue Service (IRS) indicating that the Plan qualifies under the provisions of
     Section 401(a) of the Internal Revenue Code (IRC) and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter, however, the Company believes the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.

     Plan participants are taxed on Plan benefits at the time of distribution to the extent such distribution exceeds a participant's post-tax contribution to the Plan. The Plan withholds the mandatory 20% federal tax from all taxable distributions which are not direct rollovers. The tax consequences to the participant will depend on the type of distribution (lump sum, annuity, or installments).

                                       5                             (Continued)

                       MACDERMID EQUIPMENT, INC. 401K PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000

(4)  INVESTMENT PROGRAMS

     Plan participants may elect from among 13 separate investment funds in which to have their contributions and a portion of the Company's contribution invested. The 13 investment funds of the Plan as of March 31, 2001 are as follows:

     (1) FIRST UNION STABLE INVESTMENT FUND - Seeks maximum current income consistent with stability of capital and maintenance of liquidity.

     (2) DAVIS NY VENTURE FUND A - Seeks long-term capital appreciation and income through purchasing high-quality, well managed, growing companies at value prices and holding them for the long term.

     (3) EVERGREEN SPECIAL EQUITY FUND I - Seeks growth of capital through investing mainly in both growth and value-oriented stocks that show potential for growth in earnings and price.

     (4) FEDERATED STOCK TRUST FUND - Seeks growth of income and capital by investing principally in a professionally managed and diversified portfolio of common stock of high quality companies.

     (5)    INVESCO DYNAMICS FUND - Seeks capital appreciation.

     (6) JANUS GROWTH & INCOME FUND - Seeks long-term growth of capital with a limited emphasis on income.

     (7) JANUS WORLDWIDE FUND -- Seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers of all sizes.

     (8) MFS CAPITAL OPPORTUNITIES FUND A - Seeks capital appreciation by investing primarily in common stocks.

     (9) DREYFUS S&P MID-CAP INDEX FUND - Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index.

     (10) EVERGREEN SELECT CORE BOND FUND - Seeks to maximize total return through a combination of current income and capital growth by investing mainly in corporate and mortgage securities.

     (11) FIDELITY MORTGAGE SECURITIES FUND - Seeks high current income consistent with prudent investment risk. The fund may also consider the potential for capital gain.

     (12) AIM FUNDS GROUP BALANCED A - Seeks to provide income and long-term growth of capital and income by investing in companies of all sizes, both domestic and foreign, and investment-grade bonds.

                                       6                             (Continued)

                       MACDERMID EQUIPMENT, INC. 401K PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000

     (13) MACDERMID COMPANY STOCK FUND - This fund consists primarily of common stock of MacDermid, Inc.

     Participants may elect to transfer amounts from one investment fund to another using a voice response system. Once an election is made to allocate funds to the MacDermid Company Stock Fund, the funds may not be transferred out, except that participants over the age of 55 may transfer certain funds out of the MacDermid Company Stock Fund.

(5)  INVESTMENTS

     In September 1999, The American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ended after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended March 31, 2000.

     The following table represents the fair value of investments. Investments that represent 5% or more the Plan's net assets are separately identified:

                                                                            MARCH 31,
                                                                  ---------------------------
                                                                     2001             2000
                                                                  ----------       ----------
              First Union Stable Investment Fund                  $  135,155             --
              Davis NY Venture Fund A                                255,052             --
              Janus Growth & Income Fund                             174,598             --
              AIM Funds Group Balanced A                             296,048             --
              Oppenheimer Quest Value A                                 --             83,490
              Prudential Equity Fund Z                                  --             90,253
              Prudential Diversified High Growth Fund Z                 --            284,776
              Prudential Diversified Moderate Growth Fund Z             --            372,748
              Prudential Stock Index Fund I                             --             99,072
              Prudential Global Growth Fund Z                           --            103,346
              Kemper Dremen High Return Equity                          --            150,303
              MacDermid Company Stock Fund                           287,924          242,545
              Other investments                                      316,728          219,149
                                                                  ----------       ----------
                                                                  $1,465,505        1,645,682
                                                                  ==========       ==========

                                       7                             (Continued)

                       MACDERMID EQUIPMENT, INC. 401K PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000

(6)  APPRECIATION (DEPRECIATION) IN FAIR VALUE OF ASSETS HELD

     During the years ended March 31, 2001 and 2000, the Plan's investments (including investments bought and sold, as well as investments held during the year) appreciated (depreciated) as follows:

                                        NET APPRECIATION
                                         (DEPRECIATION)
                                         IN FAIR VALUE
                                  ---------------------------
                                     2001             2000
                                  ----------       ---------
              Common stocks       $(208,536)         (76,300)
              Mutual funds         (106,522)         101,240
                                  ---------        ---------
                                  $(315,058)          24,940
                                  =========        =========

(7)  PARTICIPANT NOTES RECEIVABLE

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in a participant's account and bear interest at a rate equal to the prime rate. Principal and interest is paid ratably through regular payroll deductions.

(8)  DUE TO TRUSTEE

     During April 2001, it was disclosed by the trustee that an excess amount had been recorded as contributions to the trust in March 2001. This amount is recorded as a payable in the statement of net assets available for plan benefits as of March 31, 2001, and was subsequently repaid in May 2001.


(9)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by First Union and Prudential. First Union and Prudential are the trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(10) SUBSEQUENT EVENT

     In May 2001, the Board of Directors of the Company elected to change the Plan's fiscal year-end from March 31 to December 31.

                       MACDERMID EQUIPMENT, INC. 401K PLAN

                    Schedule of Assets (Held at End of Year)

                                 March 31, 2001

     IDENTITY OF ISSUER, BORROWER,              DESCRIPTION OF        CURRENT
       LESSOR, OR SIMILAR PARTY                  INVESTMENT            VALUE
------------------------------------------      --------------      -----------
*First Union Stable Investment Fund              5,011 shares       $  135,155
*MacDermid Company Stock Fund                   15,925 shares          287,924
 Davis NY Venture Fund A                         9,882 shares          255,052
 Evergreen Special Equity Fund I                 1,446 shares           15,202
 Federated Stock Trust Fund                        284 shares            9,342
 Invesco Dynamics Fund                             316 shares            5,274
 Janus Growth & Income Fund                      7,549 shares          174,598
 Janus Worldwide Fund                            1,581 shares           49,430
 MFS Capital Opportunities Fund A                3,719 shares           56,042
 Dreyfus S&P Mid-Cap Index Fund                    420 shares            8,245
 Evergreen Select Core Bond Fund                 5,751 shares           62,059
 Fidelity Mortgage Securities Fund               4,109 shares           41,918
 AIM Funds Group Balanced A                     10,904 shares          296,048
*Participant Loans                                8.0% - 9.5%           69,216
                                                                    ----------
Total                                                               $1,465,505
                                                                    ==========

*Represents a party-in-interest.

                                   SIGNATURES

       THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         MACDERMID EQUIPMENT, INC. 401K PLAN


Date: October 15, 2001                   By: /s/ Frank Montiero
                                            ------------------------------------
                                            Frank Montiero
                                            Member, MacDermid Benefit Plans
                                            Administration Committee